

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2014

<u>Via E-mail</u>
Oscar Brito
Chief Executive Officer
Metrospaces, Inc.
888 Brickell Key Dr. Unit 1102
Miami, FL 33131

      Re: Metrospaces, Inc.
                Preliminary Information Statement on Schedule 14C
                Filed on July 24, 2014
                File No. 001-36220

Dear Mr. Brito:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ *Daniel Greenspan for*

                    Jeffrey P. Riedler
                    Assistant Director